Exhibit 99.1

Gambling.com Group Enters into Definitive Agreement to Acquire Odds Holdings, Parent Company of OddsJam, a Fast-Growing Technology Platform for Real-time Odds Data, in Accretive Transaction

Transaction Expands Gambling.com Group’s Addressable Market with Recurring Revenue From Consumer Subscription Products and Enterprise Clients

CHARLOTTE – December 12, 2024 – Gambling.com Group, (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of digital marketing services for the global online gambling industry, announced today it entered into a definitive agreement to acquire Odds Holdings, Inc., the parent company of OddsJam. Under the terms of the agreement, Odds Holdings stockholders will receive initial consideration of $80 million and may receive up to an additional $80 million based on Odds Holdings’ business performance through the end of 2026. Gambling.com Group’s acquisition of Odds Holdings further expands the Company’s online gambling industry footprint, adding complementary recurring revenue from new and existing users and partners.

Odds Holdings is powered by a state-of-the art technology platform for real-time odds data and offers services under multiple consumer and enterprise brands. Gambling.com Group believes the odds platform is the industry’s most advanced and delivers data to end-users with the lowest latency. The platform is built for scale, processing on average over one million requests per second and multiple terabytes of data per day, across nearly 300 sportsbooks. OddsJam is the flagship brand offering premium, real-time odds information to empower sports bettors to make data-driven bets through a consumer facing website and app. Under a separately managed company, Odds Holdings also provides low latency, comprehensive odds data to enterprise clients for a variety of sports betting use cases.

Closing is expected to occur on January 1, 2025 and is subject to customary closing conditions. The transaction will be immediately accretive to Gambling.com Group’s operating results upon closing. For 2024, Odds Holdings expects to generate revenue and Adjusted EBITDA(1) of approximately $26 million and $12 million, respectively. Gambling.com Group expects that under its management Adjusted EBITDA(1) derived from the Odds Holdings assets will grow by at least 20% in 2025. The Odds Holdings team, including OddsJam founders Ankit Goyal and Alex Monahan as well as CEO, Matt Restivo, will join Gambling.com Group.

Strategic and Financial Rationale
-Expands the Company’s footprint in the online gambling ecosystem with new recurring revenue from both consumer and enterprise clients;
-Opportunity to leverage Gambling.com Group’s existing partner relationships to significantly grow the Odds Holdings enterprise business;
-Immediately accretive transaction adds new revenue, Adjusted EBITDA and free cash flow streams, with a margin profile even better than Gambling.com Group’s already high margins; and,
-Is a strategic and substantial step toward the Company’s stated goal to generate $100 million in annual Adjusted EBITDA(1).

(1)Represents a non-IFRS measure. See “Non-IFRS Financial Measures” at the end of this release.

“The accretive acquisition of Odds Holdings will immediately provide Gambling.com Group with additional, recurring revenue streams which are independent of our market-leading online gambling affiliate business, consistent with our strategy to expand our footprint in the online gambling industry,” said Gambling.com Group co-founder and CEO, Charles Gillespie. “We are delighted to welcome the Odds Holdings team to Gambling.com Group as we accelerate growth towards our goal of $100 million in Adjusted EBITDA. Their talented team has not only built a state-of-the art odds technology platform, but managed to build multiple distinct products on top of that platform which have very clear product-market fit. Odds Holdings gives Gambling.com Group a suite of new enterprise products while OddsJam in particular brings a passionate and energetic new consumer audience to the Group.

“We have achieved the vast majority of our growth through organic market share gains, while also successfully executing on several strategic, accretive acquisitions that have contributed to our consistently improving financial performance. Our acquisitions of RotoWire, BonusFinder and Freebets.com have proven that we can leverage our high free cash flow to identify, acquire and accelerate growth, creating value for our shareholders, while prudently managing our capital structure and balance sheet,” added Gillespie.

“Combining with a tech-focused leader in the global online gambling industry like Gambling.com Group is the natural next step for Odds Holdings,” said Odds Holdings CEO, Matt Restivo. “By leveraging Gambling.com Group’s expertise, innovation and resources we will be optimally positioned to scale our technology and data-driven insights to reach an even larger audience of online bettors, including beyond the North American market. We’re looking forward to working with the Gambling.com Group founders Charles and Kevin and their team to create a deeper connection with our customers to enhance their online gambling experiences,” said OddsJam founders Ankit Goyal and Alex Monahan.

Proposed Transaction Structure & Expansion of Credit Facility
The initial $80 million purchase consideration will be comprised of $70 million in cash and $10 million in Gambling.com Group ordinary shares. The Company expects to fund the $70 million cash payment from borrowings under the Company’s expanded credit facility, as described below. In order to fully achieve the additional $80 million in contingent consideration, Adjusted EBITDA derived from the Odds Holdings assets needs to at least double for the full year 2026 period compared to 2024. Entirely at the Company’s discretion, Gambling.com Group has the ability to settle up to 50% of any of the contingent consideration payments in the Company’s ordinary shares.

In conjunction with the transaction, the Company entered into a debt financing commitment letter with Wells Fargo Bank, National Association and Wells Fargo Securities, LLC, which have committed to arrange and provide a senior secured term loan and revolving credit facility of at least $100 million pursuant to an amendment to its existing credit agreement.

In connection with the proposed transaction, White & Case LLP is acting as legal counsel to Gambling.com Group. Oakvale Capital LLP is acting as the sell-side financial advisor and Cruz-Abrams Seigel LLC is acting as legal counsel to Odds Holdings.

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For further information, please contact:

Investors:
Peter McGough, Gambling.com Group, investors@gdcgroup.com

Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media:
Eddie Motl, Gambling.com Group, media@gdcgroup.com

About Gambling.com Group
Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of digital marketing services for the global online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com, and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.

About OddsJam
OddsJam provides a suite of tools and services designed to assist in sports betting. It offers a comprehensive odds comparison tool, allowing users to compare real-time odds from over 100 sportsbooks. Additionally, OddsJam includes a Positive EV Betting Tool to identify profitable betting opportunities, an Arbitrage Betting Tool for spottingarbitrage opportunities, and a Parlay Builder for creating custom parlay bets. The platform also features a Fantasy Optimizer for PrizePicks, optimizing selections for daily fantasy sports. OddsJam aims to make profitable sports betting accessible by providing data and analytics to inform betting strategies.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

EBITDA and Adjusted EBITDA
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization.

Adjusted EBITDA is a non-IFRS financial measure defined as:

in relation to the Company, EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that the Company’s board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses; and

in relation to OddsJam, EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, capitalized development expenses, non-recurring payments to shareholders and other items that the Company’s board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses.

The Company and OddsJam believe Adjusted EBITDA is useful to their management teams as a measure of comparative operating performance from period to period as this measure removes the effect of items not directly resulting from core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While the Company uses Adjusted EBITDA as a tool to enhance its understanding of certain aspects of its financial performance, the Company does not believe that Adjusted EBITDA is a substitute for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA as compared to IFRS results are that Adjusted EBITDA as the Company defines it may not be comparable to similarly titled measures used by other companies in its industry and that Adjusted EBITDA may exclude financial information that some investors may consider important in evaluating our performance.

The forward-looking Adjusted EBITDA guidance included in this press release has not been reconciled to the most directly comparable forward-looking IFRS measures because this cannot be done without unreasonable effort due to the lack of predictability regarding the various reconciling items.

Cautionary Note Concerning Forward-Looking Statements
Cautionary Note Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our further expansion of our footprint in the online gaming ecosystem, our acquisition of OddsJam and the closing of such transaction; whether OddsJam will achieve the expected growth and financial results described in this press release, our expected leverage following the initial purchase consideration in connection with such transaction, and whether we can achieve $100 million in annual Adjusted EBITDA are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations include that the conditions to the completion of the acquisition of OddsJam may not be satisfied; that the Company may be unable to achieve the anticipated benefits of the acquisition of OddsJam; that the financial results and growth of OddsJam following the merger may be lower than expected; that costs related to the transaction and operating and integration costs following the acquisition of OddsJam may be greater than expected; that the Company may assume unexpected risks and liabilities and may face challenges related to integration and to the preparation of required financial statements following the transaction with OddsJam; that the Company may be unable to motivate and retain its management and the OddsJam team following the transaction, and that completing the merger may distract the Company’s management from other important matters; and the other factors discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024, and Gambling.com Group’s

other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.